

January 5, 2024

Robert F. Rivers
Chief Executive Officer
Eastern Bankshares, Inc.
265 Franklin Street
Boston, MA 02110

      Re: Eastern Bankshares, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed December 20, 2023
           File No. 333-275479

Dear Robert F. Rivers:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2023 letter.

Amendment No. 1 to Form S-4 filed December 20, 2023

Background of the Merger, page 57

1.   We note your revised disclosure and response to prior comments 6 and 7. Please describe the "certain preliminary assumptions" made by Eastern during the June 21, 2023 meeting and clarify the extent to which the assumptions and related financial modeling of the business combination were revised during the course of the negotiations.

Certain Stand-Alone Eastern Prospective Financial Information used by BofA Securities, page 89

2.   We are unable to locate revised disclosure in response to prior comment 8. Please revise accordingly and advise us the extent to which the extrapolated financial results incorporate recent volatility in interest rates. Please also revise to provide a complete description of the projections provided to the financial advisors or confirm, if true, that the

projections provided were limited to the information in the first table on page 90.

Material U.S. Federal Income Tax Consequences, page 129

3.   We note your response to prior comment 9. As short-form opinions are provided, please revise to state clearly that the disclosure in the tax consequences section is the opinion of each named counsel. Currently the disclosure states that the discussion "is a summary" of the U.S. federal income tax consequences. The disclosure also states that it is the opinion of counsel that the tax consequences "will generally be" as described.

Please contact Michael Henderson at 202-551-3364 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Michael K. Krebs